 Exhibit (a)(1)(C)
Offer to Purchase
All Outstanding Shares of Common Stock
of
Lumos Pharma, Inc.
at
$4.25 in cash per share, plus one non-transferable contingent value right per share, which represents the right to receive one or more contingent cash payments upon the achievement of specified milestones
Pursuant to the Offer to Purchase
Dated November 13, 2024
by
DPV MergerSub, Inc.
a wholly-owned subsidiary of
DPV Parent, Inc.
a wholly-owned subsidiary of
Double Point Ventures LLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 11, 2024, UNLESS THE OFFER IS EXTENDED
November 13, 2024
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by DPV MergerSub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of DPV Parent, Inc., a Delaware corporation (“DPV Parent”), which is a wholly-owned subsidiary of Double Point Ventures LLC, a Delaware limited liability company (“DPV”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Lumos Pharma, Inc., a Delaware corporation (the “Company”), at a price per Share of (i) $4.25 in cash, without interest and less applicable tax withholdings (such amount per Share, the “Cash Consideration”), plus (ii) one non-transferable, unsecured contingent value right, which represents the right to receive additional contingent cash consideration payable upon achievement of certain milestones (a “CVR” and each CVR together with the Cash Consideration, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

There is no financing condition to the Offer. The conditions to the Offer are described in Section 14 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
The Offer to Purchase;

2.
The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.
A return envelope addressed to the Depositary and Paying Agent for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on December 11, 2024, unless the Offer is extended.
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 22, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among DPV, DPV Parent, the Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a meeting of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a wholly-owned subsidiary of DPV Parent (such merger, the “Merger”).
For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent.
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Computershare Trust Company, N.A., as the depositary and paying agent, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,
Georgeson LLC
Nothing contained herein or in the enclosed documents shall render you the agent of DPV, DPV Parent, Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer Is:
Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
All inquiries should be directed to (866) 308-6913 for assistance.